SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                _________________

                                  SCHEDULE 13G
                                 (Rule 13d-102)


         INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO
            RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                 Amendment No. 1

                           ARI Network Services, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   001930 10 6
                                 (CUSIP Number)

                                 August 7, 2003
             (Date of Event Which Requires Filing of this Statement)


 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)

                                Page 1 of 8 Pages

   CUSIP No. 001930 10 6                                      Page 2 of  8 Pages
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1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Wisconsin Energy Corporation
         39-1391525

--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                       (a) [   ]
                                                                       (b) [   ]
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3.       SEC Use Only

--------------------------------------------------------------------------------

4.       Citizenship or Place of Organization
         Wisconsin

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       Number of        5.       Sole Voting Power
        Shares                   0
     Beneficially                -----------------------------------------------
       Owned by         6.       Shared Voting Power
         Each                    0
       Reporting                 -----------------------------------------------
        Person          7.       Sole Dispositive Power
         With                    0
                                 -----------------------------------------------
                        8 .      Shared Dispositive Power
                                 0
--------------------------------------------------------------------------------

9 .      Aggregate Amount Beneficially Owned by Each Reporting Person
         0
--------------------------------------------------------------------------------

10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares (See Instructions) [   ]

--------------------------------------------------------------------------------

11.      Percent of Class Represented by Amount in Row (9)
         0%
--------------------------------------------------------------------------------

12.      Type of Reporting Person
         HC, CO

    CUSIP No. 001930 10 6                                     Page 3 of  8 Pages
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1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         WITECH Corporation
         39-1494697

--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                       (a) [   ]
                                                                       (b) [   ]
--------------------------------------------------------------------------------

3.       SEC Use Only

--------------------------------------------------------------------------------

4.       Citizenship or Place of Organization
         Wisconsin

--------------------------------------------------------------------------------

       Number of        5.       Sole Voting Power
        Shares                   0
     Beneficially                -----------------------------------------------
       Owned by         6.       Shared Voting Power
         Each                    0
       Reporting                 -----------------------------------------------
        Person          7.       Sole Dispositive Power
         With                    0
                                 -----------------------------------------------
                        8 .      Shared Dispositive Power
                                 0
--------------------------------------------------------------------------------

9 .      Aggregate Amount Beneficially Owned by Each Reporting Person
         0
--------------------------------------------------------------------------------

10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares (See Instructions) [   ]

--------------------------------------------------------------------------------

11.      Percent of Class Represented by Amount in Row (9)
         0%
--------------------------------------------------------------------------------

12.      Type of Reporting Person
         CO

                                                               Page 4 of 8 Pages

Item 1(a).  Name of Issuer.

         ARI Network Services, Inc.("Issuer")

Item 1(b).  Address of Issuer's Principal Executive Offices.

         330 East Kilbourn Ave.
         Milwaukee, Wisconsin 53202.

Item 2(a).  Name of Person Filing.

         Wisconsin Energy Corporation ("WE")
         WITECH Corporation ("WITECH"). WITECH is a direct, wholly owned subsidiary of WE.

Item 2(b).  Address of Principal Business Office or, if None, Residence.

         The address of the principal business office of WE is:

         231 West Michigan Street
         P.O. Box 2949
         Milwaukee, Wisconsin 53201

         The address of the principal business office of WITECH is:

         231 West Michigan Ave.
         Milwaukee, Wisconsin 53203

Item 2(c).  Citizenship.

         WE and WITECH are Wisconsin corporations.

Item 2(d).  Title of Class of Securities.

         Common Stock, par value $.001 per share, of Issuer ("Common Stock")

Item 2(e).  CUSIP Number.

         001930 10 6

                                                                Page 5 of 8 Page

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

                  (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

                  (b)      [ ] Bank as defined in Section 3(a)(6) of the
                           Exchange Act.

                  (c) [ ] Insurance company as defined in section 3(a)(19) of the Exchange Act.

                  (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

                  (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

                  (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

                  (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

                  (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

                  (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

                  (j)      [ ] Group, in accordance with Rule
                           13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

                  Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

                           (a) Amount beneficially owned: See Item 9 of cover
pages.

                           (b) Percent of class: See Item 11 of cover pages.

                           (c) Number of shares as to which such person has:

                                    (i)     Sole power to vote or to direct the
                                            vote: See Item 5 of cover pages.

                                                                Page 6 of 8 Page

                                    (ii)    Shared power to vote or direct the
                                            vote: See Item 6 of cover pages.

                                    (iii)   Sole power to dispose or direct the
                                            disposition of: See Item 7 of cover
                                            pages.

                                    (iv)    Shared power to dispose or direct
                                            the disposition of: See Item 8 of
                                            cover pages.

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         N/A

Item 7.  Identification and Classification of the Subsidiary Which Acquired
           the Security Being Reported on by the Parent Holding Company.

         The subsidiary of WE that acquired the Common Stock is identified on the cover pages.

Item 8.  Identification and Classification of Members of the Group.

         N/A

Item 9.  Notice of Dissolution of Group.

         N/A

Item 10.  Certification.

         "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any Transaction having that purpose or effect."

                                                               Page 7 of 8 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: August 18, 2003                             WISCONSIN ENERGY CORPORATION

                                                  By:      /s/ Jeffrey West
                                                     -------------------------
                                                  Name: Jeffrey West
                                                  Title: Treasurer


Date: August 18, 2003                                      WITECH CORPORATION


                                                  By:   /s/ Jeffrey West
                                                     -------------------------
                                                  Name: Jeffrey West
                                                  Title: Treasurer

                                                               Page 8 of 8 Pages

                                                                       EXHIBIT 1



                                            JOINT FILING AGREEMENT

                  This will confirm the agreement by and among all the undersigned that the Schedule 13G filed on or about this date and any amendments thereto with respect to the beneficial ownership by the undersigned of shares of common stock, $.001 par value per share, of ARI Network Services, Inc. is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1). This agreement may be executed in two or more counter parts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.


Date: August 18, 2003                              WISCONSIN ENERGY CORPORATION


                                                   By:      /s/ Jeffrey West
                                                      -------------------------
                                                   Name: Jeffrey West
                                                   Title: Treasurer


Date: August 18, 2003                                       WITECH CORPORATION


                                                   By:      /s/ Jeffrey West
                                                      -------------------------
                                                   Name: Jeffrey West
                                                   Title: Treasurer